Exhibit (d)(4)(i)

Amendment to the

Investment Sub-Advisory Agreement

This Amendment is made by and between M Financial Investment Advisers, Inc., a corporation organized and existing under the laws of the State of Colorado (the “Adviser”), and Dimensional Fund Advisors LP, a limited partnership organized and existing under the laws of the State of Delaware (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement as of the 30th day of November 2018 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the M International Equity Fund, a series of M Fund, Inc.;

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided by the Sub-Adviser a sub-advisory fee as set forth on Schedule A to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services; and

Whereas, the Parties have agreed to amend the sub-advisory fee rates, as set forth on Schedule A, effective March 12, 2021.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the other that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

[Signature page follows]

In Witness Whereof, the Parties have caused this Amendment to be executed, effective March 1, 2021.

M Financial Investment Advisers, Inc.		Dimensional Fund Advisors LP by Dimensional Holdings Inc., its general partner

By:	/s/ Bridget McNamara-Fenesy	By:	/s/ Carolyn O
Name:	Bridget McNamara-Fenesy	Name:	Carolyn O
Title:	President, M Financial Investment Advisers, Inc.	Title:	Vice President

Schedule A

to the

Investment Sub-Advisory Agreement

between

M Financial Investment Advisers, Inc.

and

Dimensional Fund Advisors LP

Pursuant to Section 4, the Adviser shall pay the Sub-Adviser compensation at an effective annual rate as follows:

Name of Portfolio	Annual Rate of Compensation*

M International Equity Fund	Break Point (assets) Rate %
First $100 million 0.25%
Excess over $100 million 0.20%

* The Sub-adviser shall not receive any sub-advisory fee for its sub-advisory services to the M International Equity Fund with respect to assets of the M International Equity Fund invested in any other mutual fund advised by the Sub-Adviser, nor shall such assets count towards the application of the $100 million breakpoint. The Sub-Adviser and the Adviser acknowledge that, as a shareholder of any mutual fund advised by the Sub-Adviser, the M International Equity Fund will be subject to the fees of that fund as outlined in such fund’s currently effective registration statement.